Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Three Months Ended February 28,
	2010		2009
Net income	$175		$260
Income tax benefit, net	(15)		(22)

Income before income taxes	160		238

Fixed charges
Interest expense, net	96		96
Interest portion of rent expense(a)	6		4
Capitalized interest	7		9

Total fixed charges	109		109

Fixed charges not affecting earnings
Capitalized interest	(7)		(9)

Earnings before fixed charges	$262		$338

Ratio of earnings to fixed charges	2.4	x	3.1	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.